                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

            REGISTRATION STATEMENT PURSUANT TO RULE 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.      )*
                                          -----


                               BROADVISION, Inc.
         -------------------------------------------------------------
                               (Name of Issuer)

                                    COMMON
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  11142 10 2
                   -----------------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

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-----------------------                                  ---------------------
  CUSIP NO. 11142 10 2                  13G                PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      ITOCHU Corporation; Itochu Techno-Science Corp; Itochu International,
      Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------

 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Japan

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                          SOLE VOTING POWER
                     5
     NUMBER OF            Itochu Corp: 925,000; Itochu Techno-Science Corp:
                          125,000/*2/; Itochu International, Inc./*1/; 500,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             Itochu Corp: 925,000; Itochu Techno-Science Corp:
                          125,000/*2/; Itochu International, Inc./*1/; 500,000
      PERSON
       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,550,000* (Itochu Corp: 925,000 Itochu Techno-Science: 125,000
                  Itochu International: 500,000)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                             N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1:a  US company fully owned by Itochu Corporation
2:a  Japanese company 99.4% owned by Itochu Corporation
     0.6% owned by CRC Research Institute, Inc./*3/
3:a Japanese company 39.3% owned by Itochu Corporation and publicly traded at Tokyo over the counter market.

                               Page 2 of 6 pages


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               see attached

Item 1.

     (a)  Name of Issuer:

     (b)  Address of Issuer's Principal Executive Offices:

Item 2.

     (a)  Name of Person(s) Filing:

     (b)  Address of Principal Business Office or, if none, Residence:

     (c)  Citizenship:

     (d)  Title of Class of Securities:

     (e)  CUSIP Number:

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a)  [_]  Broker or Dealer registered under Section 15 of the Act

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act

     (c)  [_]  Insurance Company as defined in Section 3(a)(19) of the Act

     (d) [_] Investment Company registered under Section 8 of the Investment Company Act

     (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

     (g) [_] Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:

     (b)  Percent of Class:

     (c)  Number of shares as to which such person has:

                               Page 3 of 6 pages
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               (i)    sole power to vote or to direct the vote
               (ii)   shared power to vote or to direct the vote
               (iii)  sole power to dispose or to direct the disposition of:
               (iv)   shared power to  dispose or to direct the disposition of:

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.   Ownership of Five Percent of the Class

     If this statement id being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

          Instruction: Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.   Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9.   Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                               Page 4 of 6 pages
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Item 10.  Certification

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Feb. 10, 1997
                                       -----------------------------------------
                                       Date


                                       /s/ Eizo Kobayaski
                                       -----------------------------------------
                                       Signature  Eizo Kobayaski General Manager
                                                  Information Technology
                                                  and Engineering Department
                                       -----------------------------------------
                                       Name/Title

                               Page 5 of 6 pages
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Attachment to SCHEDULE 13G


Item 1.

     (a)  BROADVISION, INC.
     (b)  333 Diatel Circle, Los Altos, CA 94022


Item 2.

I.   (a)  Itochu Corporation
     (b)  2-5-1 Kita Aoyama, Minato-ku, Tokyo, Japan
     (c)  Japan
     (d)  common
     (e)  11142 10 2

II.  (a) Itochu Techno-Science Corporation
     (b) 1-11-5 Fujimi, Chiyoda-ku Tokyo, Japan
     (c) Japan
     (d) common
     (e) 11142 10 2

III. (a) Itochu International Inc.
     (b) 335 Madison Avenue, New York, New York 10017
     (c) a New York corporation
     (d) common
     (e) 11142 10 2

Item 3.

not applicable


Item 4.

     (a)  1,550,000 shares
     (b)  7.6%
     (c)  (i)   Itochu Corporation: 925,000
                Itochu International: 500,000
                Itochu Techno-Science: 125,000
          (ii)  n/a
          (iii) Itochu Corporation: 925,000
                Itochu International: 500,000
                Itochu Techno-Science: 125,000
          (iv)  n/a


Item 5.  not applicable

Item 6.  not applicable

Item 7.  not applicable

Item 8.  not applicable

Item 9.  not applicable

                               Page 6 of 6 pages